                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2006

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TIM : NEW MOBILE PHONES WITH DIGITAL TV AND SUPER HIGHSPEED INTERNET ARRIVING THIS SUMMER

The “Super UMTS” will be launched in Rome, Milan and Turin in May. The introduction of new HSDPA technology calls for an investment of 60-70 million euro in 2006 to enhance 5,000 UMTS base stations, covering 50% of the country

In June, the commercial launch of Mobile Digital TV (DVBH) and the “fixed-mobile” phone (UMA) will follow

With this new technology it will be possible to choose on your mobile phone, as you already do with fixed-line phones, the navigation speed that best suits your needs

The launch of the new services was announced by Telecom Italia’s CEO, Riccardo Ruggiero, at the “3 GSM World Congress” in Barcelona

Barcelona, 14 February 2006 – After TACS, GSM and UMTS, beginning this summer, Tim will launch a new generation of innovative services and handsets on the market. As with “fixed-line” telephony, it will also be possible to choose mobile handsets to access broad band in mobility with navigation speeds that vary according to your needs: from approximately  380 Kbit per second for UMTS to as high as the  20/30 Megabit achievable through fourth generation technologies such as WiBro, for which Tim has recently begun testing.

Continuing in this direction, beginning May, TIM will also launch a new application, HSDPA (High Speed Downlink Packet Access), which could be described as a “Super UMTS” which allows mobile broad band access at speeds of up to 4 Megabit per second. It will therefore be possible to access multi-media content like films, music and sport, and to download images of a much higher quality than those normally available through traditional UMTS.

The service will be launched in Rome, Milan and Turin and will be gradually extended to other major Italian cities.

In 2006, with an investment of 60 to 70 million euro, 5,000 UMTS based stations will be “enhanced” with HSDPA technology, with the goal of covering approximately 50% of the country by the end of the year.

At present, the service is being tested in cooperation with the major network suppliers: in Rome and Milan with Ericsson, in Bologna with Nokia and in the Veneto region with Siemens.

The test phase of “Super UMTS” will involve a number of companies that TIM has begun to supply with cards for personal computers equipped with the new technology.

As for Digital Mobile TV, in June Tim will move from the test phase, which has already been announced, to commercial distribution. As soon as the key mobile phone makers make the new handsets available, Tim will supply mobile services using DVBH technology which will be transmitted on dual mode mobile phones capable of using both the new application and UMTS.

The commercial launch of the new “fixed-mobile” phone, which functions as both home phone and mobile phone, will also take place in June 2006.

This new technology marks the arrival of UMA (Unlicensed Mobile Access) technology. The new fixed-mobile phone will use the fixed-line network inside the home, through a WiFi connection, while outside the home it will operate like a regular mobile phone on the GSM and UMTS networks.

Telecom Italia Media Relations
Mobile Press Office
Tel. +39 06 3688 2499/2610
www.tim.it

Telecom Italia

Investor Relations

+39. 02 8595 4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 14th, 2006

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager